SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT

TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(a)

(Amendment No. 3)*

LADENBURG THALMANN FINANCIAL SERVICES INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

50575Q 10 2

(CUSIP Number)

Phillip Frost, M.D.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-6511

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50575Q 10 2	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 10,155,660 Shares 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 10,155,660 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,155,660 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 50575Q 10 2	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frost-Nevada Investments Trust IRS I.D. #59-2749083
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 10,155,660 Shares 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 10,155,660 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,155,660 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 50575Q 10 2	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frost Gamma Investments Trust IRS I.D. #46-0464745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 10,155,660 Shares 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 10,155,660 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,155,660 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 50575Q 10 2	SCHEDULE 13D	Page 5 of 7 Pages

This Amendment No. 3 to the original Schedule 13D previously filed by Phillip Frost, M.D., Frost Gamma Investments Trust (the “Gamma Trust”) and Frost-Nevada Investments Trust (the “Nevada Trust”) (collectively, referred to as the “Reporting Persons”), with respect to ownership of the Common Stock, par value $0.0001 per share, of Ladenburg Thalmann Financial Services Inc., a Florida corporation (“Issuer”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

The source and amount of funds with respect to the purchase of up to $5,000,000 of Common Stock from the Issuer as described in Item 4 will be provided from the working capital of the Nevada Trust.

Item 4. Purpose of Transactions

Item 4 of the Schedule 13D is hereby amended to add the following:

On November 15, 2004, the Issuer announced it had entered into an Amended and Restated Debt Conversion Agreement (the “Amended Conversion Agreement”) with the Nevada Trust and New Valley. A copy of the Issuer’s press release and the Amended Conversion Agreement are incorporated by reference in Exhibits 16 and 17, respectively. Pursuant to the Amended Conversion Agreement, the Nevada Trust agreed to convert the Frost Note, with a principal amount of $10,000,000, together with the accrued interest, into Common Stock of the Issuer (the “Amended Note Conversion Transaction”). Pursuant to the Amended Conversion Agreement, the conversion price of the Frost Note will be reduced from the current conversion price of approximately $1.54 to $0.40 per share. In addition, New Valley and Nevada Trust each agreed to purchase up to $5,000,000 of the Common Stock at $0.45 per share (or 11,111,111 shares) in connection with a proposed private placement of the Issuer of up to $20,000,000 of its Common Stock to the extent that such private placement is not fully subscribed for by other investors.

The Amended Note Conversion Transaction is subject to shareholder approval and to other conditions, including the absence of any material adverse change and the effectiveness of a registration statement to be filed by the Issuer covering the resale of the Issuer securities to be acquired by the Nevada Trust and the other noteholders of the Issuer. The Amended Note Conversion Transaction is expected to be completed in the fourth quarter. The Nevada Trust and several shareholders of the Issuer affiliated with the Nevada Trust have committed to vote their shares of Common Stock at the shareholder meeting in accordance with the vote of a majority of votes cast at the meeting excluding the shares held by such parties. At the closing, the Frost Note, representing approximately $12,606,888 of principal and accrued interest, will be converted into approximately 31,517,000 shares of Common Stock of the Issuer. The Nevada Trust has agreed that it will not sell, transfer or assign any shares it receives as a result of the Amended Note Conversion Transaction or the private placement for a period of one year from the date of the agreement except to its affiliated entities.

CUSIP No. 50575Q 10 2	Page 6 of 7 Pages

Based on the 46,540,573 shares of Common Stock of the Issuer outstanding as of November 12, 2004 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004), the issuance of approximately 73,402,866 shares upon closing of the Amended Conversion Agreement (assuming the private placement of 22,222,222 shares to New Valley and the Nevada Trust), the issuance of 100,000 shares assuming conversion of the Frost Warrant, and the issuance of the 20,000 shares assuming conversion of the options held by Dr. Frost, the Reporting Persons would beneficially own approximately 44,592,695 shares of Common Stock, or approximately 37%.

In September and November 2004, the Issuer borrowed a total of $1,750,000 from the Nevada Trust. The loans, which bear interest at 2% above the prime rate, will be due on the earlier of January 15, 2006 or the tenth business day following the completion of one or more debt or equity financings where the Issuer receives at least $10,000,000 in total proceeds. The entire principal amount plus accrued interest on these loans may be converted, at the option of the holder, into any securities that are sold in the financing. As part of the Amended Conversion Agreement, the Nevada Trust intends to deliver these notes for cancellation as partial payment for its purchase of Common Stock of the Issuer.

On November 15, 2004, in connection with the Amended Conversion Agreement, the Nevada Trust agreed to extend the interest forbearance period on the convertible notes to May 13, 2005 with respect to interest payments due through March 31, 2005. Interest on the deferred amounts accrues at 9% per annum on the convertible note held by the Nevada Trust. A copy of the Forbearance Agreement is incorporated by reference in Exhibit 18.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety to read as follows:

(a) - (b) Each of the Reporting Persons is the beneficial owner of 10,155,660 shares of Common Stock of the Issuer. This amount represents (i) 20,000 shares of Common Stock issuable upon exercise of currently exercisable options held by Dr. Frost, (ii) 1,844,366 shares of Common Stock held by the Gamma Trust, (iii) 8,191,294 shares of Common Stock issuable upon conversion of the Frost Note at the current conversion price of $1.54 held by the Nevada Trust and (iv) 100,000 shares of Common Stock issuable upon exercise of the Frost Warrant held by the Gamma Trust. Each of the Reporting Persons is the beneficial owner of approximately 18.5% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 46,540,573 shares of Common Stock outstanding as of November 12, 2004, and assumes the conversion of the Frost Note at the current conversion price and the exercise of the Frost Warrant and the options held by Dr. Frost.

The securities discussed above are owned of record by one or more of such Reporting Persons. As the sole trustee of the Gamma Trust and the Nevada Trust, Dr. Frost may be deemed the beneficial owner of all shares owned by the Gamma Trust and the Nevada Trust, respectively, by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by such trusts. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons will be deemed to be the beneficial owner of the shares held by any other Reporting Person. Except as described herein, none of the Reporting Persons has engaged in any transaction involving any of the securities of the Issuer during the past sixty days.

CUSIP No. 50575Q 10 2	Page 7 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 is hereby amended to add the following:

See Item 4 with respect to the Amended Conversion Agreement and the Temporary Forbearance Agreement, copies of which are incorporated by reference in Exhibits 17 and 18, respectively.

Item 7. Material to be Filed as Exhibits

16. Press Release of the Issuer dated November 15, 2004 (incorporated by reference to Exhibit 99.1 in the Issuer’s Current Report on Form 8-K dated November 15, 2004).

17. Amended and Restated Debt Conversion Agreement, dated as of November 15, 2004, among the Issuer, New Valley and the Nevada Trust (incorporated by reference to Exhibit 10.1 in the Issuer’s Current Report on Form 8-K dated November 15, 2004).

18. Temporary Forbearance Agreement, dated November 15, 2004, among the Issuer, New Valley and the Nevada Trust (incorporated by reference to Exhibit 10.2 in the Issuer’s Current Report on Form 8-K dated November 15, 2004).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2004

/s/ Phillip Frost
Phillip Frost, M.D.

FROST-NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Phillip Frost, Trustee